Exhibit 21.1

Subsidiaries of the Company

The following is a list of Lincoln Educational Services Corporation’s subsidiaries as of December 31, 2024:

Name	DBA	Jurisdiction
Lincoln Technical Institute, Inc (wholly-owned)	Lincoln Technical Institute	New Jersey
Lincoln College of Technology
Lincoln Tech

New England Acquisition, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Lincoln Technical Institute	Delaware
Lincoln Tech

Nashville Acquisition LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Nashville Auto Diesel College	Delaware
Lincoln College of Technology

Euphoria Acquisition, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Euphoria Institute of Beauty Arts & Sciences	Delaware
Lincoln Technical Institute

LTI Holdings, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	N/A	Delaware

NN Acquisition, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Lincoln Technical Institute	Delaware